Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Registration No. 333-250183

Date: January 14, 2021

925 North Eldridge Parkway Houston, TX 77079-1175 Media Relations: 281-293-1149 www.conocophillips.com/media

NEWS RELEASE

Jan. 14, 2021

ConocoPhillips Announces Extension of the Expiration Date for Exchange Offers and Consent Solicitations

HOUSTON – ConocoPhillips (NYSE: COP) today announced the extension of the expiration date of the offers to eligible holders to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by Concho Resources Inc. (“Concho”) as set forth in the table below (the “Existing Concho Notes”) for (1) up to $3,900,000,000 aggregate principal amount of new notes to be issued by ConocoPhillips and fully and unconditionally guaranteed by ConocoPhillips Company (the “New ConocoPhillips Notes”) and (2) cash, and related consent solicitations by Concho (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Concho Notes (the “Proposed Amendments”). ConocoPhillips hereby extends such expiration date from 5:00 p.m., New York City time, on Jan. 15, 2021, to 5:00 p.m., New York City time, on Feb. 4, 2021 (as the same may be further extended, the “Expiration Date”).

On Dec. 18, 2020 (the “Early Tender Date”), requisite consents with respect to each series of Existing Concho Notes were received and a supplemental indenture was executed, amending certain provisions of the indentures governing the Existing Concho Notes to eliminate certain of the covenants, restrictive provisions, events of default and the requirement for certain subsidiaries of Concho to make guarantees in the future. Such supplemental indenture will only become operative upon the settlement date of the Exchange Offers.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated Dec. 7, 2020 (the “Offering Memorandum and Consent Solicitation Statement”), as amended by the press release dated Dec. 21, 2020 and as amended hereby, and are conditioned upon the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of Oct. 18, 2020 (as it may be amended from time to time, the “Merger Agreement”), among ConocoPhillips, Falcon Merger Sub Corp., a wholly owned subsidiary of ConocoPhillips (“Merger Sub”), and Concho, pursuant to which Merger Sub will merge with and into Concho (the “Merger”) with Concho surviving the Merger as a wholly owned subsidiary of ConocoPhillips. Each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although ConocoPhillips may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by ConocoPhillips with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation.

Withdrawal rights for the Exchange Offers and Consent Solicitations expired as of the Early Tender Date. The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

Except as described in this press release, all other terms and conditions of the Exchange Offers and Consent Solicitations remain unchanged.

ConocoPhillips Announces Extension of the Expiration Date for Exchange Offers and Consent Solicitations

As of 5:00 p.m., New York City time, on Jan. 14, 2021, the principal amounts of Existing Concho Notes set forth in the table below had been validly tendered and not validly withdrawn:

			Existing Concho Notes Tendered as of 5:00 p.m., New York City time, on Jan. 14, 2021
Title of Series of Existing Concho Notes	CUSIP Number	Aggregate Principal Amount Outstanding	Principal Amount	Percentage
3.750% Senior Notes due 2027	20605PAH4	$1,000,000,000	$979,236,000	97.92%
4.300% Senior Notes due 2028	20605PAK7	$1,000,000,000	$970,281,000	97.03%
2.400% Senior Notes due 2031	20605PAM3	$500,000,000	$488,309,000	97.66%
4.875% Senior Notes due 2047	20605PAJ0	$800,000,000	$799,720,000	99.97%
4.850% Senior Notes due 2048	20605PAL5	$600,000,000	$588,979,000	98.16%

ConocoPhillips, in its sole discretion, may modify or terminate any or all of the Exchange Offers and may further extend the Expiration Date (as defined herein) and/or the settlement date with respect to any or all of the Exchange Offers, subject to applicable law. Any such modification, termination or extension by ConocoPhillips will automatically modify, terminate or extend the corresponding Consent Solicitation, as applicable.

Documents relating to the Exchange Offers and Consent Solicitations will be distributed only to eligible holders of Existing Concho Notes who certify that they are either (a) “Qualified Institutional Buyers” as that term is defined in Rule 144A under the Securities Act of 1933 (the “Securities Act”), or (b) persons that are outside the “United States” and that (i) are not “U.S. persons,” as those terms are defined in Rule 902 under the Securities Act, (ii) in the case of persons located in the European Economic Area or the United Kingdom, are not “Retail Investors” (as defined in the Offering Memorandum and Consent Solicitation Statement), (iii) in the case of persons located in the United Kingdom, are “Relevant Persons” (as defined in the Offering Memorandum and Consent Solicitation Statement) and (iv) are not located in Canada. The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (866) 470-3800 (U.S. toll-free) or (212) 430-3774 (banks and brokers) or Contact@gbsc-usa.com. The eligibility form is available electronically at: https://gbsc-usa.com/eligibility/conocophillips.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement, as amended by the press release dated Dec. 21, 2020 and as amended hereby, and only to such persons and in such jurisdictions as is permitted under applicable law.

The New ConocoPhillips Notes have not been and will not be registered under the Securities Act or any state securities laws. Therefore, the New ConocoPhillips Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

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About ConocoPhillips

Headquartered in Houston, Texas, ConocoPhillips had operations and activities in 15 countries, $63 billion of total assets, and approximately 9,800 employees at Sept. 30, 2020. Production excluding Libya averaged 1,108 MBOED for the nine months ended Sept. 30, 2020, and proved reserves were 5.3 BBOE as of Dec. 31, 2019. For more information, go to www.conocophillips.com.

ConocoPhillips Announces Extension of the Expiration Date for Exchange Offers and Consent Solicitations

Contacts

John C. Roper (media)

281-293-1451

john.c.roper@conocophillips.com

Investor Relations

281-293-5000

investor.relations@conocophillips.com

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

All statements other than historical facts may be forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to future events and anticipated results of operations and business strategies, statements regarding the Merger, including the anticipated benefits of the Merger, the anticipated impact of the Merger on ConocoPhillips’ business and future financial and operating results, the expected amount and timing of synergies from the Merger, and the anticipated closing date for the Merger and other aspects of operations or operating results. All statements, other than statements of historical fact, that address activities, events or developments that ConocoPhillips or Concho expects, believes or anticipates will or may occur in the future are forward-looking statements. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, ConocoPhillips or Concho expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond ConocoPhillips’ and Concho’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those included in this press release. These include the ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of the respective stockholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the Merger are not satisfied on a timely basis or at all or the failure of the Merger to close for any other reason or to close on the anticipated terms; unanticipated difficulties or expenditures relating to the Merger; the response of business partners and retention as a result of the announcement and pendency of the Merger; uncertainty as to the long-term value of ConocoPhillips common stock; the diversion of management time on Merger-related matters; the inability to realize anticipated cost savings and capital expenditure reductions; the inadequacy of storage capacity for ConocoPhillips and Concho products, and ensuing curtailments, whether voluntary or involuntary, required to mitigate this physical constraint; the impact of public health crises, including pandemics (such as COVID-19) and epidemics and any related company or government policies or actions; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by OPEC and other producing countries and the resulting company or third-party actions in response to such changes; fluctuations in crude oil, bitumen, natural gas, LNG and NGLs prices, including a prolonged decline in these prices relative to historical or future expected levels; the impact of significant declines in prices for crude oil, bitumen, natural gas, LNG and NGLs, which may result in recognition of impairment charges on ConocoPhillips’ or Concho’s long-lived assets, leaseholds and nonconsolidated equity investments; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; reductions in reserves replacement rates, whether as a result of the significant declines in commodity prices or otherwise; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating E&P facilities; legislative and regulatory initiatives addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal; lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ or Concho’s sales volumes, including crude oil, bitumen, natural gas, LNG and NGLs; the inability to timely obtain or maintain permits, including those necessary for construction, drilling and/or development, or the inability to make capital expenditures required to maintain compliance with any necessary permits or applicable laws or regulations; the failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future E&P and LNG development in a timely manner (if at all) or on budget; potential disruption or interruption of ConocoPhillips’ or Concho’s operations due to accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cyber attacks, and information technology failures, constraints or disruptions; changes in international monetary conditions and foreign currency exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to ConocoPhillips’ or Concho’s sales volumes, including crude oil, bitumen, natural gas, LNG, NGLs and any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ or Concho’s business; substantial investment in, and development and use of, competing or alternative energy sources, including as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under existing and future environmental regulations and litigation; significant operational or investment changes imposed by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce GHG emissions; liability resulting from litigation, including litigation related to the Merger, or ConocoPhillips’ or Concho’s failure to comply with applicable laws and regulations; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG and NGLs pricing, regulation or taxation, and other political, economic or diplomatic developments; volatility in the commodity futures markets; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to ConocoPhillips’ or Concho’s business; competition and consolidation in the oil and gas E&P industry; any limitations on ConocoPhillips’ or Concho’s access to capital or increase in ConocoPhillips’ or Concho’s cost of capital, including as a result of illiquidity or uncertainty in domestic or international financial markets; ConocoPhillips’ or Concho’s inability to execute, or delays in the completion of, any asset dispositions or acquisitions ConocoPhillips or Concho elects to pursue; potential failure to obtain, or delays in obtaining, any necessary regulatory approvals for pending or future asset dispositions or acquisitions, or that such approvals may require modification to the terms of the transactions or the operation of ConocoPhillips’ or Concho’s remaining business; potential disruption of ConocoPhillips’ or Concho’s operations as a result of pending or future asset dispositions or acquisitions, including the diversion of management time and attention; the inability to deploy the net proceeds from any asset dispositions that are pending or that ConocoPhillips or Concho elects to undertake in the future in the manner and timeframe ConocoPhillips or Concho currently anticipates, if at all; the inability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy as part of ConocoPhillips’ sale of certain assets in western Canada at prices ConocoPhillips deems acceptable, or at all; the operation and financing of ConocoPhillips’ or Concho’s joint ventures; and the ability of ConocoPhillips or Concho customers and other contractual counterparties to satisfy their obligations to ConocoPhillips or Concho, including ConocoPhillips’ ability to collect payments when due from the government of Venezuela or PDVSA.

Additional important risks, uncertainties and other factors are described in the Offering Memorandum and Consent Solicitation Statement, ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and ConocoPhillips’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, certain Current Reports on Form 8-K and other filings ConocoPhillips makes with the SEC and in Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Concho’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, certain Current Reports on Form 8-K and other filings Concho makes with the SEC.

Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Merger and Where to Find It

In connection with the Merger, ConocoPhillips filed with the SEC a registration statement on Form S-4 on November 18, 2020 (as amended on December 7, 2020), that includes a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. The registration statement was declared effective by the SEC on December 10, 2020, and on December 11, 2020 ConocoPhillips and Concho each filed the definitive joint proxy statement/prospectus in connection with the Merger with the SEC. ConocoPhillips and Concho commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about December 11, 2020. Each of ConocoPhillips and Concho will also file other relevant documents with the SEC regarding the Merger. This document is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that ConocoPhillips or Concho has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders are able to obtain free copies of the registration statement and all other documents containing important information about ConocoPhillips, Concho and the Merger, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips may be obtained free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho may be obtained free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.

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Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated financial position, business strategy, budgets, projected revenues, projected costs and plans, objectives of management for future operations, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and the timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, including pandemics (such as COVID-19) and epidemics and any related company or government policies or actions; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by OPEC and other producing countries and the resulting company or third-party actions in response to such changes; fluctuations in crude oil, bitumen, natural gas, LNG and NGLs prices, including a prolonged decline in these prices relative to historical or future expected levels; the impact of significant declines in prices for crude oil, bitumen, natural gas, LNG and NGLs, which may result in recognition of impairment charges on ConocoPhillips’ long-lived assets, leaseholds and nonconsolidated equity investments; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance; reductions in reserves replacement rates, whether as a result of the significant declines in commodity prices or otherwise; unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage; unexpected changes in costs or technical requirements for constructing, modifying or operating E&P facilities; legislative and regulatory initiatives addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal; lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ crude oil, bitumen, natural gas, LNG and NGLs; the inability to timely obtain or maintain permits, including those necessary for construction, drilling and/or development, or the inability to make capital expenditures required to maintain compliance with any necessary permits or applicable laws or regulations; the failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future E&P and LNG development in a timely manner (if at all) or on budget; potential disruption or interruption of ConocoPhillips’ operations due to accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cyber attacks and information technology failures, constraints or disruptions; changes in international monetary conditions and foreign currency exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs relating to crude oil, bitumen, natural gas, LNG, NGLs and any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; substantial investment in and development use of, competing or alternative energy sources, including as a result of existing or future environmental rules and regulations; liability for remedial actions, including removal and reclamation obligations, under existing and future environmental regulations and litigation; significant operational or investment changes imposed by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce GHG emissions; liability resulting from litigation, including litigation related to the proposed transaction, or ConocoPhillips’ failure to comply with applicable laws and regulations; general domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG and NGLs pricing, regulation or taxation and other political, economic or diplomatic developments; volatility in the commodity futures markets; changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to ConocoPhillips’ business; competition and consolidation in the oil and gas E&P industry; any limitations on ConocoPhillips’ access to capital or increase in ConocoPhillips’ cost of capital, including as a result of illiquidity or uncertainty in domestic or international financial markets; ConocoPhillips’ inability to execute, or delays in the completion of, any asset dispositions or acquisitions ConocoPhillips elects to pursue; potential failure to obtain, or delays in obtaining, any necessary regulatory approvals for pending or future asset dispositions or acquisitions, or that such approvals may require modification to the terms of the transactions or the operation of ConocoPhillips’ remaining business; potential disruption of ConocoPhillips’ operations as a result of pending or future asset dispositions or acquisitions, including the diversion of management time and attention; ConocoPhillips’ inability to deploy the net proceeds from any asset dispositions that are pending or that ConocoPhillips elects to undertake in the future in the manner and timeframe ConocoPhillips currently anticipates, if at all; ConocoPhillips’ inability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy as part of ConocoPhillips’ sale of certain assets in western Canada at prices ConocoPhillips deems acceptable, or at all; the operation and financing of ConocoPhillips’ joint ventures; the ability of ConocoPhillips’ customers and other contractual counterparties to satisfy their obligations to ConocoPhillips, including ConocoPhillips’ ability to collect payments when due from the government of Venezuela or PVDSA; ConocoPhillips’ ability to realize anticipated cost savings and capital expenditure reductions; the inadequacy of storage capacity for ConocoPhillips’ products, and ensuing curtailments, whether voluntary or involuntary, required to mitigate this physical constraint; ConocoPhillips’ ability to successfully integrate Concho’s business; the risk that the expected benefits and cost reductions associated with the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and uncertainty as to the long-term value of ConocoPhillips’ common stock. These risks, as well as other risks related to the proposed transaction, are included in the definitive joint proxy statement/prospectus that was filed with the Securities and Exchange Commission (the “SEC”) connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the definitive joint proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips filed with the SEC a registration statement on Form S-4 on November 18, 2020 (as amended on December 7, 2020), that includes a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. The registration statement was declared effective by the SEC on December 10, 2020, and on December 11, 2020 ConocoPhillips and Concho each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC. ConocoPhillips and Concho commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about December 11, 2020. Each of ConocoPhillips and Concho will also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that ConocoPhillips or Concho has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and all other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC, including the definitive joint proxy statement/prospectus, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips may be obtained free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho may be obtained free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.